Mail Stop 6010   August 7, 2006

Dr. Ramesh Zacharias
Chief Executive Officer
Med-Emerg International Inc.
6711 Mississauga Road, Suite 404
Mississauga, Ontario L5N 2W3 Canada

Re: Med-Emerg International Inc.
**   Post Effective Amendment No. 2 to Registration Statement on Form SB-2,**
**   filed July 26, 2006**
**   File No. 333-97441**

Dear Dr. Zacharias:

        We have limited our review of the above referenced registration statement to the
signatures required by Form SB-2 and the information required by Item 507 regarding the selling
security holders. In that respect, we have the following comments:

   1. We note your response to our prior comment 1. Your revised signatures, however, still
      do not comply with the signature requirements of Form SB-2. Please see Instructions 1
      and 2 to the Signatures section of Form SB-2. The signature requirements of Form SB-2
      require the registration statement to be signed by "the small business issuer, its principal
      executive officer or officers, its principal financial officer, its controller or principal
      accounting officer and at least the majority of the board of directors or persons
      performing similar functions." The filing currently includes only the signature of the
      issuer. Please also include the additional signatures. The additional signatures should be
      provided separate from the signatures on behalf of the issuer. If any person serves in
      more than one capacity, his signature should be captioned as such in your amended filing.

   2. We note that you have removed the information with respect to your selling security
      holders. Please restore this information as it is required by Item 507 of Regulation S-B.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Sonia Barros at (202) 551-3655.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David Aboudi, Esq.
       Aboudi & Brounstein
       3 Gavish Street
       Kfar Saba, 44641, Israel